Exhibit 99.1
MediWound Announces €16.25 Million Funding from the European
Innovation Council Accelerator Program

Funds to be used for clinical development of EscharEx® to treat diabetic foot ulcers (DFUs)
Award advances MediWound’s DFU program and its future revenues four years ahead of original schedule

YAVNE, Israel, July 16, 2024 -- MediWound Ltd. (Nasdaq: MDWD), the global leader in next-generation enzymatic therapeutics for tissue repair, announced today it has been selected to receive €16.25 million in blended funding from the European Innovation Council (EIC) through its accelerator program. The funding will significantly advance the Company’s EscharEx development program for patients with diabetic foot ulcers (DFUs). Pending FDA and EMA approval, the funding will enable the Company to expedite the market introduction of this innovative biologic by four years, well ahead of MediWound’s original schedule.

The EIC Accelerator offers grants and equity investments to support innovative, game-changing products. In addition to financial support, selected projects benefit from a range of business acceleration services that provide access to global experts, businesses, investors and ecosystem players. The funding package includes a €2.5 million grant and an investment, with terms to be finalized between the Company and the EIC.

“We are honored to be selected for this prestigious and highly competitive program,” stated Ofer Gonen, Chief Executive Officer of MediWound. “The EIC’s support recognizes EscharEx’s potential to profoundly impact patients, especially those living with the significant challenges of DFUs. This funding will enable MediWound to develop EscharEx for DFU in parallel with our advanced program for treating venous leg ulcers (VLUs), substantially increasing the overall market.”

With 70% of DFU patients requiring debridement, EscharEx addresses a staggering market of up to 34 million diabetic patients (US and Europe) who are at risk of developing a DFU in their lifetime. If not properly treated, DFUs can lead to serious complications including amputations, infections and death. Accelerating this program will have a revolutionary impact on the future DFU treatment for the millions of patients in this underserved population.

For more information about the EIC Accelerator, visit https://eic.ec.europa.eu/eic-funding-opportunities/eic-accelerator_en.

About EscharEx

EscharEx® is a bioactive, multimodal debridement therapy for the treatment of chronic and other hard-to-heal wounds, currently in advanced stages of clinical development. It is a concentrate of proteolytic enzymes enriched with bromelain for topical, easy to use daily applications. In several Phase II trials, EscharEx was shown to be safe and well-tolerated. It demonstrated efficacy in debridement, the promotion of granulation tissue, and the reduction of bioburden and biofilm in various hard-to-heal wounds, effectively preparing the wound bed for healing.  MediWound is set to initiate a Phase III study for Venous Leg Ulcers in the second half of 2024, and a Phase II/III study targeting Diabetic Foot Ulcers in the second half of 2025.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is the global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. The Company specializes in the development, production and commercialization of rapid and effective biologics that improve existing standards of care and patient experiences, while reducing costs and unnecessary surgeries.

MediWound’s first drug, NexoBrid®, is an FDA and EMA-approved orphan biologic for eschar removal in deep partial-thickness and/or full-thickness thermal burns, which can significantly reduce surgical interventions. Utilizing the same core biotherapeutic enzymatic platform technology, MediWound has developed a strong R&D pipeline, including the company’s lead drug under development, EscharEx®. EscharEx is a Phase III-ready biologic for the debridement of chronic wounds, offering significant potential advantages over the dominant $360+ million product and an opportunity to expand the market.

For more information visit www.mediwound.com and follow the Company on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the awarding of the EIC funding, the possibility to reach agreements regarding the investment, the EIC funding expected amount, the anticipated progress, development, timelines, expectations and commercial potential of EscharEx®, including the DFU program. There can be no assurance that we will be able to receive the full award amount, reaching an agreement with the EIC, starting or completing the developed of EscharEx for DFU and/or the EscharEx will be approved for DFU indication. Among the factors that may cause results to be materially different from those stated herein are the failure to reach grant agreement and/or investment agreement between the Company and the EIC, market and other conditions, industry or political conditions in the Europe or internationally, the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts: Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

Media Contact:
Ellie Hanson
FINN Partners for MediWound
ellie.hanson@finnpartners.com
+1-929-588-2008